Filed by Obsidian Energy Ltd.
(Commission File No. 001-32895)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bonterra Energy Corp.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Obsidian Energy Ltd. (“Obsidian Energy”)

Suite 200, 207 – 9th Avenue S.W.

Calgary, Alberta T2P 1K3

Item 2	Date of Material Change

September 21, 2020.

Item 3	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Obsidian Energy on September 21, 2020 and disseminated through the services of Cision PR Newswire and was subsequently filed under Obsidian Energy’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Obsidian Energy’s website at www.obsidianenergy.com.

Item 4	Summary of Material Change

On September 21, 2020, Obsidian Energy announced that it had formally made an exchange offer (the “Offer”) to purchase all of the issued and outstanding common shares (“Bonterra Shares”) of Bonterra Energy Corp. (“Bonterra”) for consideration consisting of two common shares of Obsidian Energy (“Obsidian Shares”) for each Bonterra Share tendered.

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on January 4, 2021 (the “Expiry Time”), unless the Offer is extended, accelerated or withdrawn by Obsidian Energy.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

The Offer

On September 21, 2020, Obsidian Energy announced that it had made the Offer to purchase all of the issued and outstanding Bonterra Shares for consideration consisting of two Obsidian Shares for each Bonterra Share tendered. The Offer will be open for acceptance until the Expiry Time, unless the Offer is extended, accelerated or withdrawn by Obsidian Energy.

As set out in further detail in the offer to purchase and take-over bid circular dated September 21, 2020 in respect of the Offer and the related offer documents (the “Offer Documents”), the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis) and certain regulatory and third party approvals (as outlined in the Offer Documents) shall have been obtained, including Obsidian Energy shareholders approving, as required by the rules of the Toronto Stock Exchange, the issuance of the Obsidian Shares to be distributed by Obsidian Energy in connection with the Offer, and other customary conditions. Subject to applicable law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Obsidian Energy at or prior to the expiry of the Offer.

Acquisition of Shares not Deposited under the Offer

If Obsidian Energy takes up and pays for Bonterra Shares pursuant to the Offer, Obsidian Energy currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction (each as defined in the Offer Documents), to acquire all Bonterra Shares not deposited under the Offer such that, after giving effect to such Compulsory Acquisition or Subsequent Acquisition Transaction, Obsidian Energy shall own all of the issued and outstanding Bonterra Shares (on a fully-diluted basis). It is Obsidian Energy’s current intention that the consideration to be offered for Bonterra Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered pursuant to the Offer.

Ownership in the Combined Entity

If all of the 33,338,796 Bonterra Shares outstanding (as disclosed in Bonterra’s management’s discussion and analysis for the three and six month periods ended June 30, 2020) are taken up and paid for by Obsidian Energy pursuant to the Offer and/or acquired pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction for the same consideration offered pursuant to the Offer, an estimated 66,677,592 Obsidian Shares would be issued to Bonterra shareholders, representing total ownership by Bonterra shareholders in the combined entity of approximately 48% (undiluted).

Approvals

The Offer has been unanimously approved by Obsidian Energy’s Board of Directors. Tudor, Pickering, Holt & Co. Securities – Canada, ULC has delivered an opinion to Obsidian Energy’s Board of Directors to the effect that, as of September 18, 2020, and based upon and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of its opinion, the exchange ratio in the Offer was fair to Obsidian Energy from a financial point of view.

Additional Information

The Offer Documents have been mailed to Bonterra shareholders and holders of Convertible Securities (as defined in the Offer Documents) and have also been filed with applicable Canadian and United States securities regulators and are available under Obsidian Energy’s SEDAR profile at www.sedar.com, in the United States on EDGAR at www.sec.gov and on Obsidian Energy’s website at www.obsidianenergy.com.

This report is not a substitute for the Offer Documents and Bonterra shareholders, Obsidian shareholders and all other interested parties are encouraged to read the Offer Documents.

The offer and sale of Obsidian Shares pursuant to the Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AND SALE OF OBSIDIAN SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of the executive officer of Obsidian Energy who is knowledgeable about the material change and this report is:

Mark Hawkins

Vice President, Legal, General Counsel and Corporate

Phone: (403) 218-8933

Item 9	Date of Report

September 29, 2020

ADDITIONAL READER ADVISORIES

No Offer or Solicitation

This report does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Obsidian Energy or Bonterra. The Offer is made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documents. While the Offer will be made to all holders of Bonterra Shares, the Offer will not be made or directed to, nor will deposits of Bonterra Shares be accepted from or on behalf of, holders of Bonterra Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Forward-Looking Statements

Certain statements contained in this report constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this report contains forward-looking statements pertaining to, without limitation, the following: the timing for acceptance of the Offer; the satisfaction of the conditions to the Offer; Obsidian Energy’s intention to acquire any Bonterra Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction; and the estimated number of Obsidian Shares issuable pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and the pro forma ownership of Bonterra shareholders in the combined entity. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions) are forward-looking statements.

With respect to forward-looking statements contained in this report, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s respective businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy,

Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that Bonterra’s publicly available information, including it public reports and securities filings as of September 18, 2020, are accurate and complete; that the combined entity’s shares will trade at a multiple comparable to peers; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in the Offer Documents, Obsidian Energy’s Annual Information Form for the year ended December 31, 2019 and its other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this report speak only as of the date of this report. Except as expressly required by applicable securities laws, Obsidian Energy does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.